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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                              Wesco International
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    95082P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------


1. Names of Reporting Persons.

    I.R.S. Identification Nos. of above persons (entities only).

    J.P. Morgan Partners (BHCA), L.P. (formally known as
    Chase Equity Associates, L.P.                                13-3371826
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization                         Delaware

--------------------------------------------------------------------------------
Number of Shares       5. Sole Voting Power                     0
Beneficially Owned
by Each Reporting
Persons With:          ---------------------------------------------------------
                       6. Shared Voting Power
                       ---------------------------------------------------------
                       7. Sole Dispositive Power                0
                       ---------------------------------------------------------
                       8. Shared Dispositive
                          Power
--------------------------------------------------------------------------------
9.  Aggregate  Amount  Beneficially
    Each Reporting Person                                       0
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount
    in Row (9)                                                  0%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------


PRELIMINARY NOTE: The information contained in this Schedule 13G has amended to reflect a sale of substantially all of the Issuer's securities by the Reporting Person.

ITEM 1.

         (A) NAME OF ISSUER:

              Wesco International

         (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              Commerce Court
              Four Station Square
              Suite 100
ITEM 2.

         (A) NAME OF PERSON FILING:

              J.P.  Morgan  Partners (BHCA),  L.P.

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

         (C) CITIZENSHIP:

              Delaware

         (D) TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock, par value $0.01 per share

         (E) CUSIP NUMBER:

              95082P105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

         (A) AMOUNT BENEFICIALLY OWNED:

              0

         (B) PERCENT OF CLASS:

              0% (as of December 31, 2003).

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------


         (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)    Sole power to vote or to direct the vote: 0

              (ii)   Shared power to vote or to direct the vote: Not applicable.

              (iii)  Sole power to dispose or to direct the disposition of: 0

              (iv)   Shared power to dispose to to direct the disposition of:
                     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                Page 4 of 9 pages

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                   J.P. MORGAN PARTNERS (BHCA), L.P.

                                   By: JPMP Master Fund Manager, L.P.,
                                       its General Partner

                                   By: JPMP Capital Corp.
                                       its General Partner


                                   By:/s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:    Jeffrey C. Walker
                                      Title:   President

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

         This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*

-----------------------
(1)  Each of whom is a United  States  citizen  except for  Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman                                                              David A. Coulter*
Vice Chairman                                                              Thomas B. Ketchum*
Vice Chairman                                                              Donald H. Layton*
Vice Chairman                                                              Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Executive Officer                                                          Donald H. McCree III*
Executive Vice President; Chief Financial Officer                          Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
General Counsel                                                            William H. McDavid*
Director of Human Resources                                                John J. Farrell*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Controller                                                                 Joseph L. Scalfani*


                                   DIRECTORS(1)

                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                    BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                        Retired Chairman of the Board and
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                        Chairman and Chief Executive Officer
                                         Bechtel Group, Inc.
                                         P.O. Box 193965
                                         San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                           Former Chairman and
                                         Chief Executive Officer
                                         TIAA-CREF
                                         730 Third Avenue
                                         25th Floor
                                         New York, NY  10017
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


ISSUER: Wesco International                                 CUSIP NO.: 95082P105
--------------------------------------------------------------------------------


 Lawrence A. Bossidy                    Chairman of the Board
                                        Honeywell International
                                        P.O. Box 3000
                                        Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board  Ryder
                                        System, Inc.
                                        3600 N.W. 82nd  Avenue
                                        Miami, Florida 33166
-------------------------------------------------------------------------------
 Ellen V. Futter                        President and Trustee
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.               Chairman of the Board and
                                        Chief Executive Officer
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        Four Times Square
                                        New York, New York  10036
-------------------------------------------------------------------------------
Lee R. Raymond                          Chairman of the Board and
                                        Chief Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford                       Chairman of the Board
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
-------------------------------------------------------------------------------


----------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017